H1 2025 Results

Telix Pharmaceuticals

ASX: TLX | NASDAQ: TLX
21 August 2025



Disclaimer

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation.

This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Telix’s first generation PSMA-PET imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) has been approved by the U.S. FDA.Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab (marketed under the brand name Scintimun®) is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the EEA. Registrations vary country to country. Refer to your local approved label or regulatory authority status for full information.

No other Telix drug or device has received marketing authorization in any jurisdiction. Any other Telix drug or device that is discussed in this presentation is investigational or under development and not approved by any regulatory authority. The safety or efficacy of any unapproved drug or device has not been determined by any regulatory authority.

All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.

Telix

Introduction

Kyahn Williamson

SVP Investor Relations and Corporate Communications



Telix

Presenters



Kyahn Williamson

SVP Investor Relations and Corporate Communications



Christian Behrenbruch

Managing Director and Group CEO



Darren Smith

Group Chief Financial Officer



Kevin Richardson

CEO, Telix Precision Medicine



Richard Valeix

CEO, Telix Therapeutics

Agenda

1. **H1 2025 overview**
2. **Financial results**
3. **Key pillars of value creation**
4. **Precision Medicine update**
5. **Therapeutics pipeline update**
6. **Upcoming milestones**
7. **Q&A**

Telix

A diversified, vertically-integrated radiopharma business

Telix has undergone a rapid transformation

Two FDA-approved PSMA-PET agents: Illuccix® and Gozellix®

Illuccix® approved in 23 countries

Deep theranostic pipeline

38 manufacturing and distribution sites globally

Specialist in-house R&D capabilities

1,149 employees globally


ARTMS
A Telix Company
Vancouver (BC)
Isotope production
IsoTherapeutics
A Telix Company
Angleton (TX)
Bioconjugation /isotope processing
Sacramento (CA)
Clinical doses and process development
Los Angeles (CA)
Antibody engineering
Indianapolis (IN)
US head office
RLS Radiopharmacies
Orlando (FL)
Manufacturing
RLS head office
Liege (BE)
Regional office /Quality control
Herstal (BE)
GMP and secondary packaging
Brussels South (BE)
GMP manufacturing / R&D
Geneva (CH)
Commercial hub
Melbourne (AU)
Corporate head office
Hotlab/dosimetry
Kyoto (JP)
Regional office
Yokohama (JP)
Manufacturing
Brisbane (AU)
Regional office
Sydney (AU)
Regional office

As at 30 June 2025.

Telix

H1 2025 Operational highlights

Executing against our strategy for long-term growth and value creation

Deliver late-stage therapeutics	**ProstACT Global Phase 3 Part 1:** Completed target enrollment of 30 patients Approval to commence **IPAX-BrIGHT pivotal trial in glioblastoma** (ex-U.S.)
Grow precision medicine	Differentiated two-product PSMA[1] strategy with **approval and reimbursement of Gozellix®** Planned resubmission of **Pixclara®[2] in approximately three months** **BiPASS™ Phase 3 study for diagnosis of prostate cancer** open for enrollment
Build next-generation pipeline	**Alpha therapy candidates first-in-human trials: TLX592** (prostate) study approved and **TLX252** (CAIX-expressing solid tumors) ethics submission filed Acquisitions of next-generation therapeutics platform[3] and pipeline, and FAP[4]-targeting assets TLX090: approval to commence Phase 1 SOLACE trial
Expand global delivery infrastructure	**Integration of RLS Radiopharmacies (RLS) tracking to plan[5],** strategic acquisition significantly increases U.S. footprint and manufacturing and distribution capabilities **Global infrastructure expansion** with GMP[6]-certified facilities in Belgium and Japan

Telix

1. Prostate-specific membrane antigen.
2. Launch and brand name subject to regulatory approval. Pixclara (TLX101-CDx, glioma imaging).
3. Asset purchase from ImaginAb, Telix ASX disclosure 31 January 2025.
4. Fibroblast Activation Protein, Telix ASX disclosure 12 March 2025.
5. RLS acquisition completed 27 January 2025.
6. Good manufacturing practice.

Financial results

Darren Smith
Group Chief Financial Officer



Telix

H1 2025 Financial results summary

Strong commercial performance enables continued investment for long-term value creation

Commercial business delivers double-digit growth

- **Group revenue up 63% YoY to $390.4M**
- **Precision Medicine** revenue up ~30% YoY, Illuccix® gross margins remain stable at 64%, EBITDA[1] up 24% YoY
- **Group gross margin of 53%** reflects change of product mix to include RLS third-party sales
- **RLS** provides revenue diversification
- **On track to deliver against FY 2025 revenue guidance of $770M - $800M**

Re-investing for future growth

- **R&D investment up** 47% YoY, underscores a focused commitment to advancing our late-stage pipeline toward commercialization. **R&D guidance reaffirmed**
- **Significant expansion of global manufacturing operations**, including RLS and investment in operations at Brussels South, ARTMS and IsoTherapeutics
- Increase in operating expenses reflects strategic acquisitions and continued investment in commercial infrastructure to support growth
- Maintained positive operating cash flow of $17.7M, invested $241.8M in strategic M&A, and cash balance of $207.2M

Telix

All figures in this presentation are in USD unless specified otherwise.

1. Earnings before interest, tax, depreciation, amortization, acquisition transaction costs and other gains/(losses) (net).

H1 2025 revenues increase 63% year-over-year

Delivering double-digit growth



Revenue
US$M
H1 2025
63%
YoY
390.4
79.0
41%
311.4
16%
277.0
30%
239.6
184.2
H2 2023
H1 2024
H2 2024
H1 2025
Telix global revenue[1]
RLS revenue

Illuccix continues to drive strong revenue growth

- Increase in U.S. dose volumes, sales of Illuccix the key revenue driver
- Revenue growth reinforces our market position and continued customer demand for Illuccix

RLS further diversifies revenue

- $79.0M of RLS revenue includes third-party sales of PET[2] and SPECT[3] products and does not include Illuccix sales through RLS

1. Telix global revenue includes revenue from the sales of PSMA imaging products and research and development services.
2. Positron emission tomography.
3. Single photon emission computed tomography.

H1 2025 Group profit and loss statement

Reflects strategic investments, including acquisitions, to drive long-term growth

- Gross margin reflects change of product mix to include RLS third-party sales and an allocation of M&D
- S&M includes $7.2M for RLS business and incremental increase in investment in commercial infrastructure
- M&D includes $3.2M for RLS business and $9.8M for expansion of TMS
- G&A reflects impact of RLS acquisition ($3.9M), investment in IT infrastructure and corporate activities
- Finance costs includes $12.4M non-cash interest unwind

	H1 2025 US$M	% of revenue	H1 2024 US$M	% of revenue
Revenue	390.4		239.6	
Cost of sales, consisting of:	(181.8)		(82.4)	
- Direct cost of sales	(157.5)		(82.4)	
- Manufacturing and Dist. (M&D)	(24.3)		0.0	
Gross profit	**208.6**	**53%**	**157.2**	**66%**
Research and development (R&D)	(81.6)	(21%)	(55.4)	(23%)
Selling and marketing (S&M)	(49.0)	(13%)	(24.6)	(10%)
Manufacturing and Dist. (M&D)	(18.8)	(5%)	(8.4)	(4%)
General and administrative (G&A)	(47.7)	(12%)	(39.2)	(16%)
Other losses (net)	(1.1)	(0%)	(1.9)	(1%)
Operating profit	**10.4**	**3%**	**27.7**	**12%**
Finance income	3.6	1%	0.9	
Finance costs	(18.8)	(5%)	(5.7)	(2%)
(Loss)/profit before tax	(4.8)	(1%)	**22.9**	**10%**
Adjusted EBITDA	21.1	**5%**	**37.1**	**15%**

Telix

Business segment: Precision Medicine

EBITDA up by 24%, while investing to optimize commercial performance

- Gross margins remained stable at 64%-65% range YoY
- S&M increased slightly as a % of revenue YoY (3%), driven by investment in the commercial infrastructure for upcoming launches (Illuccix® global launches and Gozellix®, Zircaix®[1] and Pixclara®[1])
- S&M increase offset by cost efficiencies from G&A (1%) and lower R&D spend (1%)

	H1 2025 US$M	*% of revenue*	H1 2024 US$M	*% of revenue*
Revenue	305.8		236.2	
Cost of sales	(108.8)		(82.4)	
Gross profit	**197.0**	**64%**	**153.8**	**65%**
Research and development (R&D)	(38.1)	(12%)	(31.8)	(13%)
Selling and marketing (S&M)	(40.9)	(13%)	(24.4)	(10%)
Manufacturing and distribution (M&D)	(4.1)	(1%)	(3.4)	(1%)
General and administrative (G&A)	(11.3)	(4%)	(11.6)	(5%)
Other losses (net)	(1.6)	(1%)	(1.9)	(1%)
Operating profit	**101.0**	**33%**	**80.7**	**34%**
Add back: Other losses (net)	1.6	1%	1.9	1%
Add back: Dep. and amortization	2.0	1%	1.8	1%
Adjusted EBITDA	**104.6**	**34%**	**84.4**	**36%**

Telix

1. Launch and brand names subject to final regulatory approval. Zircaix (TLX250-CDx, ccRCC imaging), Pixclara (TLX101-CDx, glioma imaging).

Business segment: Telix Manufacturing Solutions (TMS)

We have invested in infrastructure to scale operations and support long-term growth

RLS[1]

- Revenue of $109.5M includes $79.0M of revenues generated by third party PET and SPECT sales and distribution service fees and $30.5M inter-segment revenue
- Cost of sales includes $24.3M allocated M&D costs associated with preparation and delivery of products
- Operating expenses of $14.9M, loss includes $3.1M amortization relating to acquired intangible assets

TMS (excl. RLS)[2]

- Operating expenses support expansion of global facilities and start-up and integration activities

	RLS[1]	Excl. RLS	H1 2025 US$M	% of rev	H1 2024 US$M
Revenue	109.5	4.8	114.3		0.5
Cost of sales, consisting of:					
- Direct cost of sales	(77.7)	(1.5)	(79.2)		0.0
- Manufacturing and distribution	(24.3)	-	(24.3)		0.0
Gross profit	**7.5**	**3.3**	**10.8**	**9%**	**0.5**
Research and Development (R&D)	(0.6)	(2.1)	(2.7)	(2%)	0.0
Sales and Marketing (S&M)	(7.2)	(0.5)	(7.7)	(7%)	(0.1)
Manufacturing & distribution (M&D)	(3.2)	(9.8)	(13.0)	(11%)	(5.0)
General and Administrative (G&A)	(3.9)	(3.2)	(7.1)	(6%)	(1.4)
Operating expenses	(14.9)	(15.6)	(30.5)	**(27%)**	(6.5)
Operating loss	(7.4)	(12.3)	(19.7)	**(17%)**	(6.0)
Add back: Dep. and amortization	6.3	0.7	7.0	6%	0.2
Adjusted EBITDA	**(1.1)**	**(11.6)**	**(12.7)**	**(11%)**	**(5.8)**

Telix

1. Since acquisition close as of Jan 28, 2025, includes intersegment revenues.
2. Includes IsoTherapeutics, ARTMS, TMS Brussels South, Yokohama, Sacramento and North Melbourne.

Cash flow statement

Driving growth through strategic acquisitions while preserving a disciplined cash position



US$M
Includes interest expense on convertible bonds
Primarily driven by RLS
Opening cash
440
18
Net cash from operating activities
(259)
Net cash used in investing activities
8
Net cash used in financing activities & FX
Closing cash
207
Inflow
Outflow
Total

Telix

Capital allocation priorities

Investments aligned to our strategic plan

Investment in R&D

~$82M total investment H1 2025, includes:

- $43.9M late-stage and early-stage therapeutics pipeline
- $38.1M precision medicine late-stage assets and lifecycle management

Optimizing commercial performance

$49.0M commercial infrastructure expansion:

- PSMA market growth and global product launches
- U.S. launch preparation for Zircaix®[1] and Pixclara®[1]

Strategic growth opportunities (M&A)

~$324M[2] across three strategic transactions:

- RLS
- Next-generation biologics platform and pipeline
- FAP-targeting assets

Supply chain resilience and production capacity

TMS network investment:

- Scale-up of operations and capabilities at Brussels South, IsoTherapeutics and ARTMS
- Expected to drive future cost synergies

As part of our disciplined capital allocation strategy, we maintain a prudent cash buffer

Telix

1. Launch and brand names subject to final regulatory approval. Zircaix (TLX250-CDx, ccRCC imaging), Pixclara (TLX101-CDx, glioma imaging).
2. Total consideration cash and share-based payments.

2025 Full year guidance maintained

Our performance to date supports our full year guidance outlook

Revenue: $770M to $800M

- Guidance reflects revenue from Illuccix® sales in jurisdictions with marketing authorization, and 11 months of revenue contribution from RLS

R&D investment

- Research & Development (R&D) expenditure is expected to increase 20% - 25% compared to FY 2024



Total revenue
US$M
107
210%
333
55%
517
49% - 55%
770 – 800
390
2022
2023
2024
2025
Actuals
Actuals + FY guidance

Telix

Key pillars of value creation

Dr. Christian Behrenbruch
Managing Director and Group CEO



Telix

Building competitive advantage

We are building a differentiated and holistic radiopharmaceutical ecosystem

Commitment to precision medicine

Differentiated therapeutic candidates

Specialist commercial teams and franchise depth

Telix

Integrated Theranostic Approach

See it. Treat it.

Next-generation assets and R&D platform

Global manufacturing and supply chain excellence

Value creation: Expansion of our PSMA imaging portfolio

Leadership through clinical and product innovation

TelixPSMA™
Patients First. Always.

LAUNCH GOZELLIX

Maximizing patient reach and customer choice, with our two-product strategy.

Reimbursement secured[1]

EXPAND THE MARKET

Potential to significantly grow market and improve patient outcomes with PSMA-PET + MRI for diagnosis of prostate cancer[2].

BiPASS™ open for enrollment

DIFFERENTIATE THROUGH INNOVATION

AlFluor™ platform technology enables flexible radiolabeling of PSMA-11 with either AlF or gallium-68 (^{68}Ga)

Registration-enabling study in planning[6]

Current U.S. addressable market[3]
$2.5B+

Expanded market opportunity[4]
$3.5B+

Potential to upsize with label expansion[5]
$6.7B+

Telix

1. Telix ASX disclosure 9 July 2025. HCPCS code effective 1 October 2025.
2. Subject to favorable clinical trial results and regulatory approval.
3. Based on a price of USD 4,000 per scan, ~650,000 scans (management estimate).
4. Based on a price of USD 4,000 per scan, ~900,000 scans (management estimate).
5. Based on a price of USD 4,000 per scan, ~1.7 million scans (management estimate).
6. Subject to regulatory approval

Value creation: Manufacturing expertise and capacity

Investing in scalable manufacturing and distribution capabilities to meet future demand

ARTMS QIS® technology, a highly efficient and cost-effective cyclotron technology available to our strategic partners

Seneffe, Belgium delivered first GMP grade commercial doses

New GMP manufacturing facility in **Yokohama, Japan**



ARTMS
A Telix Company
IsoTherapeutics
A Telix Company
RLS Radiopharmacies
A Telix Company
1
2

Sacramento

Strong presence in the U.S. with 28 distribution sites (RLS) and manufacturing capabilities (IsoTherapeutics, TMS Sacramento)

Melbourne, Hotlab/dosimetry

- Telix manufacturing site
- Strategic partner

"Just-in-time" manufacturing and reliable delivery is critical for radiopharmaceuticals

Telix

1. Telix Innovations Brazil, Ltda., joint venture with R2PHARMA, a subsidiary of GSH Corp Participações S.A. (Grupo GSH), Telix as 51% owner.
2. Partnership with Grand Pharmaceutical Group Limited (Grand Pharma) for the Greater China region.

RLS integration

Achieving operational synergies

Last-mile delivery and enhanced U.S. presence


USA
TYPE A

- Leveraging nuclear pharmacy relationships and product suite
- New “entry-point” and insights to deepen customer relationships

Pathway to margin improvement and increased operating leverage



- Illuccix® sales through RLS steadily increasing, in line with unit sales growth
- Pipeline of higher margin, high value PET imaging and therapeutics agents

Supply chain resilience and production capacity



- Planned installation of six cyclotrons fitted with ARTMS QIS® system across the network
- Increases production capacity and reduces reliance on third-party manufacturers

Value creation: Therapeutic development and discovery platform

Multiple opportunities across our pipeline, specialist in-house R&D adds strategic value

- **Late-stage pipeline** further de-risks as we advance additional assets into pivotal trials
- **Leadership in alpha therapy development and supply,** adds clinical depth across focus disease areas
- **Next-generation biologics platform and pipeline** acquisition delivered validated targets and engineering platform designed to optimize targets for radiopharmaceutical drug development[1]


Targeting vector
Chelator
Linker
Radiometal


Small molecule/ peptide
1.6 kDa[2]
Nanobody
15
scFv
28
Diabody
55
Minibody
80
scFv-Fc
100
IgG△CH2
130
IgG
150
Mainly cleared via kidney
Mainly cleared via liver

Telix

1. Telix acquired a proprietary novel biologics technology platform from ImaginAb, Inc. Telix ASX disclosure 31 January 2025.
2. Kilodalton, a measure of molecular mass.

Financial strategy aligned to growth opportunities

Growing revenue enables reinvestment to fund development



Revenue growth potential
Earnings growth potential

	2021 – 2024	2025 - 2027	2028 and beyond
Three phases of growth	Transition to commercial stage with first approved product	Diversify and grow revenue through portfolio and geographic expansion	Transition to higher value therapeutic products as commercial driver
Investment strategy	**Investing capital and early revenue in commercial infrastructure**	**Grow revenue through product/geographic expansion, fund therapeutics pipeline**	**Focus on driving profit and balance sheet growth**

Telix

1. Not intended as a forecast or guidance, subject to change due to market conditions and regulatory approvals.

Precision Medicine update

Kevin Richardson

CEO, Precision Medicine



Telix

Precision medicine growth strategy

Advancing global market penetration to support sustained value creation

Expand product offerings

Gozellix™ kit for the preparation of gallium Ga 68 gozetotide injection

Pixclara (floretyrosine F 18)

Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi)

- Drive **Gozellix** market entry and expansion
- Launch **Zircaix** and **Pixclara**[1] (U.S.)

Expand geographies

- Progress global launches of Illuccix
- Global regulatory filings for Zircaix, Pixclara and Gozellix in planning

Expand indications

- Deliver BiPASS™ and drive commercial uptake

Commercial delivery

Leading specialist commercial teams	Tailored commercial playbook for each market	Underpinned by Telix reputation for innovation, service, and reliability

Telix

1. Zircaix and Pixclara brand names and launch subject to final regulatory approval. All logos are registered trademarks of Telix.

Illuccix continues to deliver high single-digit growth

Dose volumes rose 7% in Q2 2025 vs. Q1 2025 driven by high demand



Global Illuccix revenues
US$M
25%
113
9%
123
7%
132
5%
139
9%
151
2%
154
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

Telix

Illuccix growth expansion is progressing well

Marketing authorizations in 23 countries

illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)



- Marketing authorization (MA) granted
- Local marketing authorization being implemented
- Sale allowed under special exemption (South Korea and New Zealand)
- Late-stage clinical programs (China and Japan)

Global approvals and launches on track

- Approved in Australia, Brazil, Canada, UK, U.S, and 18 EEA Member States[1]
- Launched in the UK during Q2 as part of our global strategy
- Germany, France, Italy, Spain and others launching on a market-by-market basis, as reimbursement is secured
- Phase 3 registration study in China complete[2], preparing NDA
- Phase 3 registration study in Japan, activating sites

1. Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Slovakia, Sweden.
2. Telix media release 13 May 2025.

Gozellix offers greater flexibility and reach

Driving innovation through next-generation PSMA imaging

TelixPSMA™

Gozellix
kit for the preparation of gallium
Ga 68 gozetotide injection

- First commercial doses delivered in Q2 2025
- Expanded reach with enhanced formulation with a “hot” shelf-life of up to **6 hours**
- **Reimbursement (HCPCS code) effective 1 October 2025[1]**
- **Centrally produced with a cyclotron or locally prepared with a gallium generator,** enabling greater production flexibility and on-demand capacity

Gozellix is maximizing patient reach and customer choice with our multi-product PSMA strategy

Telix

1. Telix ASX disclosure 9 July 2025.

Could PSMA-PET be the future of prostate cancer diagnosis?

Over one million patients get biopsy every year

"The most disruptive and transformative advancements in medicine are those that minimize patient trauma, reduce recovery time and lower cost while improving outcomes" – *John Abele, Founder Boston Scientific*

More than 1 million biopsies are performed in U.S. annually; up to 75% are negative[1].

Transperineal biopsy



Prostate
Bladder
Anus

Intravenous injection



Patient representative scan – individual results may vary.

Telix

1. Vickers et al. *J Clin Oncol.* 2010.

Disrupting the diagnostic pathway in prostate cancer

BiPASS™ (Biopsy of the prostate avoidance stratification study)

BiPASS™

- First registrational study on MRI[1] + PSMA-PET in **diagnosing** prostate cancer
- Builds on earlier studies demonstrating advantages of MRI + PSMA-PET in defining or ruling out prostate cancer[2]
- Aims to reduce/eliminate biopsy or change the way we biopsy by using PSMA-PET
- Opportunity for ~800,000 potential annual scans (U.S.)
- **Study initiated and open for enrollment at first Australian site**

Prostate Imaging Reporting and Data System (PI-RADS)
(PSMA-PET + multiparametric MRI)

Risk category	Outcome
Potential high risk (PI-RADS 5)	Image-guided biopsy Staging and surgical planning
Intermediate risk or indeterminate	Precision biopsy 'One and Done'
Low risk	No biopsy 'None and Done'

Telix

1. Multiparametric magnetic resonance imaging.
2. Emmett et al., 2021; Geboers et al., 2024; Nuo et al., 2022; Wang et al., 2020.
3. Vickers et al. *J Clin Oncol.* 2010.

Near-term regulatory milestones

TLX101-CDx (Pixclara) and TLX250-CDx (Zircaix)[1]

Pixclara
(floretyrosine F 18)

- New Drug Application (NDA) resubmission planned within approximately three months
- PDUFA[2] goal date to be advised by FDA upon successful resubmission
- FDA has indicated expedited review, based on patient impact
- **Unmet need** for delineating progressive disease from treatment induced changes
- **Widely used in Europe** and recommended in the EANM/EANO/RANO/SNMMI guidelines for PET imaging of gliomas[3]

Zircaix
(zirconium Zr 89 girentuximab senvedoxam-crdi)

- Zircaix is a **first-in-class radiodiagnostic agent** for the diagnosis of ccRCC
- PDUFA goal date: 27 August 2025
- **High unmet need:** Conventional imaging (CT, MRI, ultrasound) is limited in characterizing tumor malignancy and identifying ccRCC[4]
- Nephrectomies and biopsies are often performed where up to **one third of resected small renal masses are benign[5]**

1. Brand names subject to regulatory approval.
2. Prescription Drug User Fee Act.
3. Joint European Association of Nuclear Medicine//European Association of Neurooncology/Response Assessment in Neurooncology practice guidelines/Society for Nuclear Medicine and Molecular Imaging procedure standards for the clinical use of PET imaging in gliomas.
4. Shuch et al. *Lancet Oncol.* 2024.
5. Kim JH, et al. *JAMA Surg.* 2019.

Telix

Therapeutics pipeline update

Richard Valeix

CEO, Therapeutics



Therapeutics pipeline: Late-stage and next-generation assets

Building a leadership position in urologic and neurologic oncology

	Asset	Targeting agent	Isotope	Target/indication
Urologic oncology	TLX591	mAb	^{177}Lu	PSMA/mCRPC
	TLX250	mAb	^{177}Lu	CAIX/ccRCC, CAIX-expressing tumors
	TLX592	mAb	^{225}Ac (α)	PSMA/mCRPC
	TLX090	SM	^{153}Sm	Bone mets/palliation
	TLX252	mAb	^{225}Ac (α)	CAIX/ccRCC, CAIX-expressing tumors
Neurologic oncology	TLX101	SM	^{131}I	LAT1/GBM
	TLX102	SM	^{211}At (α)	LAT1/GBM, LMD
Other solid tumors/ hematologic oncology	TLX66	mAb	^{90}Y	CD66/HSCT conditioning
	TLX400	SM	^{177}Lu	FAP/pan-tumor
	TLX300	mAb	Undisclosed	PDGFRα/STS

Pre-clinical | Phase 1 | Phase 2 | Phase 3

LAT1: L-Type amino acid transporter 1.
LMD: Leptomeningeal disease.
CD66: Cluster of differentiation 66.
HSCT: Hematopoietic stem cell transplant.
STS: Soft tissue sarcoma.
PDGFRα: Platelet-derived growth factor receptor alpha.
mAb: Monoclonal antibody.
SM: Small molecule.

Telix

Urologic oncology

Advancing our PSMA therapeutics and enhancing patient outcomes with palliative care

TLX591
^{177}Lu rosopatamab tetraxetan (β)

ProstACT™ Global

First-in-class rADC[1] for mCRPC

- **Phase 3, Part 1:** Completed target enrollment of 30 patients
- **Seamless transition into Phase 3, Part 2 (ex-U.S.)**
- **Regulatory approvals** in Australia, New Zealand, Canada, China, Japan[2], with site initiation visits ongoing
- Additional global regulatory approvals pending

TLX592
^{225}Ac-PSMA-RADmAb® (α)

Next-generation, PSMA-targeting rADC alpha therapy candidate

- **CUPID**, Phase 1 study presented previously at ASCO-GU, evaluating the biodistribution and dose of the Cu-64 labeled imaging version of this asset as proof-of-concept for therapy
- **Ethics application approved** in Australia for Phase 1, FIH therapeutic study
- Next-generation RADmAb® is a proprietary antibody engineered for use with Actinium-225

TLX090
^{153}Sm-DOTMP (β)

Solace

Novel treatment for bone pain in patients with prostate and breast cancer

- Investigational New Drug (IND) application approved for Phase 1 study

Telix

1. Radio antibody-drug conjugate.
2. Clinical Trial Notification (CTN) approved in Japan 20 June 2025, Part 1 site activation.

Urologic oncology (continued)

Progressing our therapeutic programs targeting ccRCC

TLX250
^{177}Lu-DOTA-girentuximab (β)

First-in-class rADC for advanced or metastatic ccRCC

- **LUTEON:** Pivotal monotherapy trial - Ethics application submitted in Australia
- **STARLITE-1:** Phase 1b/2 combination therapy with cabozantinib and nivolumab, treatment naïve patients – now enrolling patients
- **STARLITE-2:** Maximum tolerated dose (MTD) established when administered in combination with nivolumab. Phase 2, enrolling expansion cohort at the MTD

TLX252
^{225}Ac-DOTA-girentuximab (α)

Next-generation, CAIX targeting, alpha-therapy candidate in ccRCC

- Preclinical data in RCC models indicate approach may lead to tumor growth delay without short-term toxicity[1], with efficacy similar to TLX250[2]
- Demonstrated proof-of-concept for CAIX-targeted alpha therapy in triple-negative breast cancer, and non-muscle-invasive bladder cancer[3, 4]
- **ALPHIX:** Ethics submitted in Australia for Phase 1, FIH study

TOP: TLX250-CDx PET/CT at baseline showing uptake in a sacral metastatic lesion in a patient with ccRCC.



BOTTOM: TLX250-CDx PET/CT after three cycles of TLX250 combination therapy (STARSTRUCK study)

Patient representative scans – individual results may vary.
Credit A. Braat, Utrecht.

1. Proceedings from the TAT11/*Journal of Medical Imaging and Radiation Sciences* 50 (2019) S1-S42
2. Merkx et al. *Pharmaceuticals.* 2022.
3. ClinicalTrials.gov ID: NCT04758780. Positive topline results presented at SABCS in December 2023, Telix media release 7 December 2023.
4. ClinicalTrials.gov ID: NCT04897763.

Telix

Neurologic oncology

Pioneering the future of neurologic oncology with a first-in-class radiotherapy approach

TLX101

^{131}I Iodofalan, ^{131}I-IPA (β)

Potential first systemic radiotherapy in glioblastoma (GBM), targeting LAT1

- ODD[1] in U.S. and Europe
- **IPAX BrIGHT**: Ethics approval in Australia to commence international pivotal trial in recurrent GBM
- Clinical Trial Application (CTA) submitted in Europe
- **IPAX-Linz**: Ph 2 topline data reported, showing treatment was well tolerated with a median OS of 12.4 months
- **IPAX-2:** Ph 1 trial enrolling newly diagnosed patients, second cohort dosed

TLX102

^{211}At astato-l-phenylalanine, ^{211}At-APA (α)

Next generation alpha-therapy candidate targeting LAT1

- ODD application filed in the U.S. and EU for treatment of glioma
- **FIH studies in GBM and leptomeningeal disease (LMD)** indications[2]
- LMD is a serious and often late-stage complication of cancer, characterized by poor prognosis, with limited treatment options. Remains an area of significant unmet need

GBM patient with clinically stable disease 18 months from initiation of TLX101 therapy



T = 0
10 months
16 months
18 months

Patient representative scans – individual results may vary.
Credit: A. Braat, Utrecht.

Telix

1. Orphan drug designation.
2. Subject to regulatory approval.

Other solid tumors/hematologic oncology

Innovation across multiple therapeutic settings with pan-tumor potential

TLX400
^{177}Lu-DOTAGA.Glu.(FAPi)$_2$ (β)

Next-generation FAP-targeting therapy with pan-tumor potential

- Clinically validated FAP-targeting candidate acquired from the Institute of Nuclear Chemistry at Johannes Gutenberg University
- Published in *Thyroid*[1], the official journal of the American Thyroid Association, building on extensive peer-reviewed data
- Planning to commence clinical development program in 2026: Pan-cancer basket study + lead indication

TLX300
olaratumab

PDGFRα-targeting antibody for advanced metastatic soft tissue sarcoma

- In-licensed from Eli Lilly and Company, which established clinical safety profile and toxicology dataset, ODD
- ZOLAR, Phase 1 imaging trial, recruiting patients in Australia and New Zealand as proof-of-concept for therapy
- Dosimetry and target expression characteristics from ZOLAR will inform therapeutic isotope selection

TLX66
^{90}Y-DTPA-besilesomab (β)

Bone marrow conditioning for allogeneic stem cell translation in MDS[2] and AML[3]

- ODD granted by FDA
- Phase 2 investigator-initiated trial in pediatric high-risk leukemia, dosing patients (UK)

Telix

1. Ballal et al. *Thyroid.* 2025.
2. Myelodysplastic syndrome.
3. Acute myeloid leukemia.

Therapeutics: Progress across multiple programs in H1 2025

Execution remains strong across strategic priorities

Delivering on our-late-stage pipeline

ProstACT Global, Phase 3 study for TLX591 for mCRPC[1]

- Completed target enrollment of 30 patients for Part 1
- Paves way to interim readout and commencement of randomized treatment arm (Part 2)

ProstACT™ Global

Further de-risk as we advance clinical trials across our focus areas of urologic and neurologic oncology

- TLX101 for glioblastoma IPAX BrIGHT pivotal trial, ethics approval received to commence trial
- TLX090 for bone pain in patients with prostate and breast cancer, SOLACE Phase 1 bridging study IND approved
- TLX250 for advanced/metastatic ccRCC pivotal study LUTEON preparing for trial commencement

Advancing our next-generation platform

Two alpha therapies entering first-in-human (FIH) trials

- TLX592 alpha therapy candidate for mCRPC (ethics approved)
- TLX252 alpha therapy candidate targeting CAIX-expressing tumors (ethics submitted)

Leveraging validated targets for pan-tumor potential (TLX400, FAP and TLX252, CAIX)

1. Metastatic castrate-resistant prostate cancer.

Telix

Delivering the plan

Upcoming milestones

Deliver	Build	Grow	Expand
ProstACT Global Part 2: Randomized trial commencement	**TLX592:** Ph 1 trial commencement	**Illuccix® Japan** Ph 3 trial: Patient dosing	**Cyclotron** installation **at select RLS sites**
ProstACT Global Part 1: Interim data readout	**ALPHIX (TLX252):** Ethics approval	**Bi-PASS™**: Patient dosing	**TMS Yokohama:** GMP manufacturing
LUTEON: Pivotal monotherapy trial commencement (AU)	**TLX102:** Ph 1, Ethics approval	**Zircaix®[1]:** Regulatory approval (U.S.)	**TMS North Melbourne:** official opening of clinical/R&D facility
IPAX-BrIGHT: Pivotal trial commencement (AU)	**ZOLAR (TLX300):** Imaging trial, complete part A	**Pixclara®[1]:** Resubmission (U.S.)	
IPAX-2 (Ph 1): Enrollment completion	**SOLACE (TLX090):** Ph 1 trial commencement		

Telix

1. Launch and brand names subject to final regulatory approval.